March 31, 2023

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549
Attention: Matthew Crispino, Jeff Kauten

Re:	Xylem Inc.
Registration Statement on Form S-4, as amended File No. 333-270379 Request for Effectiveness

Dear Mr. Crispino and Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the above captioned registration statement (the “Registration Statement”), Xylem Inc. (the “Company”) hereby requests that the Registration Statement be declared effective on April 6, 2023 at 9:00 a.m., Eastern Time, or as soon as practicable thereafter.

Please contact Saee Muzumdar of Gibson, Dunn & Crutcher LLP at (212) 351-3966 or smuzumdar@gibsondunn.com with any questions you may have concerning this letter, or if you require any additional information.  The Company also requests that you please notify Ms. Muzumdar when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

XYLEM INC.

By:	/s/ Dorothy Capers
	Name:	Dorothy Capers
	Title:	Senior Vice President, General Counsel

cc:	Vincent Grieco, Evoqua Water Technologies Corp. David Grubman, Jones Day Saee Muzumdar, Gibson, Dunn & Crutcher LLP